Exhibit 11


                        CONSENT OF INDEPENDENT ACCOUNTANTS


We hereby consent to the incorporation by reference in the Prospectus and Statement of Additional Information constituting parts of this Post-Effective Amendment No. 10 to the registration statement on Form N-1A (the "Registration Statement") of our report dated October 25, 1995, relating to the financial statements and financial highlights appearing in the September 30, 1995 Annual Report to Shareholders of Reynolds Blue Chip Growth Fund, Reynolds Opportunity Fund, Reynolds U.S. Government Bond Fund and Reynolds Money Market Fund (constituting Reynolds Funds, Inc.), portions of which are incorporated by reference into the Registration Statement. We also consent to the reference to us under the heading "Financial Highlights" in the Prospectus and to the reference to us under the heading "Independent Accountants" in the Statement of Additional Information.



PRICE WATERHOUSE LLP
Milwaukee, Wisconsin
January 31, 1996